SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

As a foreign private issuer, Fuling Global Inc. (NASDAQ trading symbol: FORK) (“Issuer”) is exempted from Section 16 of the Exchange Act by Rule 3a12-3. The Issuer voluntarily provides following information of Statement of Changes in Beneficial Ownership of Securities.

I.          Jian Cao

1.	Address	c/o Fuling Global Inc. Southeast Industrial Zone Songmen Town Wenling, Zhejiang Province, China 317511
2.	Relationship to Issuer	Director
3.	Title of security	Ordinary shares
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
4.	Transaction date (Month/ Day/ Year)	11/18/2016 (1)
5.	Deemed Execution Date, if any (Month/ Day/ Year)	Not applicable
6.	Transaction Code	A - Grant, award or other acquisition pursuant to Rule 16b-3(d)
7.	Securities Acquired (A) or Disposed of (D)
	Amount	4,000
	(A) or (D)	A
	Price	$0 (2)
8.	Amount of Securities Beneficially Following Reported Transaction (s)	8,000
9.	Ownership Form: Direct (D) or Indirect (I)	D
10.	Nature of Indirect Beneficial Ownership	Not applicable
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)		Not applicable

II.          Hong (Simon) He

1.	Address	c/o Fuling Global Inc. Southeast Industrial Zone Songmen Town Wenling, Zhejiang Province, China 317511
2.	Relationship to Issuer	Director
3.	Title of security	Ordinary shares
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
4.	Transaction date (Month/ Day/ Year)	11/18/2016 (1)
5.	Deemed Execution Date, if any (Month/ Day/ Year)	Not applicable
6.	Transaction Code	A - Grant, award or other acquisition pursuant to Rule 16b-3(d)
7.	Securities Acquired (A) or Disposed of (D)
	Amount	4,000
	(A) or (D)	A
	Price	$0 (2)
8.	Amount of Securities Beneficially Following Reported Transaction (s)	8,000
9.	Ownership Form: Direct (D) or Indirect (I)	D
10.	Nature of Indirect Beneficial Ownership	Not applicable
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)		Not applicable

III.          Gilbert Lee

1.	Address	c/o Fuling Global Inc. Southeast Industrial Zone Songmen Town Wenling, Zhejiang Province, China 317511
2.	Relationship to Issuer	CFO
3.	Title of security	Ordinary shares
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
4.	Transaction date (Month/ Day/ Year)	11/18/2016 (1)
5.	Deemed Execution Date, if any (Month/ Day/ Year)	Not applicable
6.	Transaction Code	A - Grant, award or other acquisition pursuant to Rule 16b-3(d)
7.	Securities Acquired (A) or Disposed of (D)
	Amount	15,705
	(A) or (D)	A
	Price	$0 (3)
8.	Amount of Securities Beneficially Following Reported Transaction (s)	31,410
9.	Ownership Form: Direct (D) or Indirect (I)	D
10.	Nature of Indirect Beneficial Ownership	Not applicable
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)		Not applicable

(1) The share issuance was confirmed on December 9, 2016, with a transaction effective date of November 18, 2016.

(2) Awarded in connection with entry into an engagement agreement.

(3) Awarded in connection with entry into an employment agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: December 12, 2016	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer